UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         HI-RISE RECYCLING SYSTEMS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   428396 10 5
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                                 (CUSIP number)

                               FERN S. WATTS, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                          LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                FEBRUARY 20, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)


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-----------------------------------                    -------------------------
CUSIP NO.  428396 10 5                 SCHEDULE 13D        PAGE 2 OF 6 PAGES
-----------------------------------                    -------------------------

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 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EVELIO ACOSTA
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]
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 3    SEC USE ONLY



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 4    SOURCE OF FUNDS

         OO

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION


         UNITED STATES
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             NUMBER OF                7  SOLE VOTING POWER             1,276,094
              SHARES
           BENEFICIALLY
            OWNED BY
               EACH
            REPORTING
           PERSON WITH

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                                      8  SHARED VOTING POWER                 -0-

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                                      9  SOLE DISPOSITIVE POWER        1,276,094

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                                     10 SHARED DISPOSITIVE POWER             -0-

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,276,094
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                                            [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.11%
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14  TYPE OF REPORTING PERSON

       IN
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


1        SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of HI-RISE RECYCLING SYSTEMS, INC., a Florida corporation (the "Issuer"). The executive offices of the Issuer are located at 16255 N.W. 54th Avenue, Miami, Florida 33014.

2        IDENTITY AND BACKGROUND.

         Evelio Acosta (the "Reporting Person") is a Florida resident. The Reporting Person is currently employed on a part time basis by a wholly owned subsidiary of the Issuer. The Reporting Person's principal business address is 8505 N.W. 74th Street, Miami, Florida 33166.

         The Reporting Person has not been convicted in a criminal proceeding in the last five years.

         During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

         The Reporting Person is a United States citizen.

3        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 20, 1998, pursuant to the terms of an Agreement and Plan of Merger, dated as of February 11, 1998 (the "Agreement and Plan of Merger"), by and among the Issuer, AM Acquisition Corp., a newly formed Florida corporation wholly owned by the Issuer ("Merger Sub"), Atlantic Maintenance of Miami, Inc., a Florida corporation wholly owned by the Reporting Person ("Atlantic Maintenance"), and the Reporting Person, Merger Sub was merged with and into Atlantic Maintenance (the "Merger"). Upon consummation of the Merger, which occurred on February 20, 1998, the issued and outstanding shares of the common stock of Atlantic Maintenance, all of which were owned by the Reporting Person, were converted into an aggregate of 1,276,094 shares of Common Stock (the "Shares"), the separate corporate existence of Merger Sub terminated and Atlantic Maintenance became a wholly owned subsidiary of the Issuer. By virtue of the consummation of the Merger, the Reporting Person became the beneficial holder of the Shares.

4        PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Shares in connection with the above-described Merger and not with the view to, or for resale in connection with, any distribution thereof. The Shares acquired by the Reporting Person in connection with the Merger have not been registered under the Securities Act of 1933, as amended.

         The Reporting Person presently considers the Shares an attractive investment and has no present intention of selling, granting any participation in, or otherwise distributing the Common Stock. The Reporting Person will continue to review his investment in the Shares on an ongoing basis. Such continuing review may result in the Reporting Person selling all or a portion of his holdings in the open market or in privately negotiated transactions. Any such actions the Reporting Person undertakes will be dependent upon, among other things, the price levels of such Shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and Board of Directors of the Issuer; and other future developments.

         Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Person has no present plans or intentions which would relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

5        INTEREST IN SECURITIES OF ISSUER.

         As of the close of business on March 5, 1998, the Reporting Person owned an aggregate of 1,276,094 Shares, which represented approximately 14.11% of the Common Stock outstanding as of March 5, 1998. The Reporting Person acquired the Shares in connection with the above-described Merger. The Reporting Person has the sole power to vote and dispose of all of the Shares.

6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Agreement and Plan of Merger, the Reporting Person agreed not to sell any of the Shares until one year from the closing of the Merger.

7        MATERIAL TO BE FILED AS EXHIBITS.

         Agreement and Plan of Merger, dated February 12, 1998, by and among the Issuer, Merger Sub, Atlantic Maintenance, and the Reporting Person.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    MARCH 19, 1998
                                      ------------------------------------------
                                                        (Date)

                                                    /s/ EVELIO ACOSTA
                                      ------------------------------------------
                                                        Evelio Acosta

                                INDEX TO EXHIBITS

   EXHIBIT NO.                        DESCRIPTION                                SEQUENTIAL PAGE NO.
   -----------                        -----------                                -------------------

         1        Agreement and Plan of Merger, date February 12, 1998, by and           (1)
                  among H-Rise Recycling Systems, Inc., AM Acquisition
                  Corp., Atlantic Maintenance of Miami, Inc. and Evelio Acosta























--------------------------------

(1) Incorporated by reference to the Exhibit of the same number included in the Issuer's Current Report on Form 8-K, dated March 9, 1998, filed with the Commission.